EXHIBIT 21

                                  SUBSIDIARIES

1.  Crab House, Inc., a Florida corporation

2.  Capt. Crab's Take-Away of 79th Street, Inc., a Florida corporation

       a. Take-Away/Kings Shopping Plaza, Inc., a Maryland corporation (a wholly-owned subsidiary of Capt. Crab's Take-Away of 79th Street, Inc.)

3.  CryoTech Industries of North Carolina, Inc., a North Carolina corporation

4.   Cryo Realty Corp., a Florida corporation